16003238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 24 2016
Washington DC
409

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response...... 12.00 | |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 69010

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MC Capital Markets LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 S. LaSalle Street, Suite 3250
(No. and Street)

Chicago (City) IL (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Rompon, Partner 312-357-3710
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

111 S. Pfingsten Road, Suite 300 (Address) Deerfield (City) IL (State) 60015 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, John Rompon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MC Capital Markets LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ANNA QUINLAN
Notary Public - State of Illinois
My Commission Expires Nov 2*, 2016

Signature

Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Contents

MARCUM
ACCOUNTANTS ▲ ADVISORS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of MC Capital Markets, LLC

We have audited the accompanying financial statements of MC Capital Markets, LLC which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. MC Capital Markets, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of MC Capital Markets, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of MC Capital, LLC's financial statements. The supplemental information is the responsibility of MC Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Deerfield, IL
February 16, 2016

MC Capital Markets, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

## ASSETS

| | |
|---|---|
| CASH AND CASH EQUIVALENTS | $ 29,281 |
| TOTAL ASSETS | $29,281 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| **MEMBER'S EQUITY** | |
| Total member's equity | $29,281 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $29,281 |

The accompanying notes are an integral part of these statements.

**MC Capital Markets, LLC**
**STATEMENT OF OPERATIONS**
**December 31, 2015**

| | |
|---|---|
| Revenue | |
| Commissions and fees | |
| Commissions and fees | $0 |
| Total revenue | 0 |
| Expenses | |
| Professional fees | 18,450 |
| Bad debt | 10,000 |
| Assessments and fees | 4,999 |
| Insurance | 740 |
| Office supplies and expenses | 720 |
| Total expenses | ($34,909) |
| **NET LOSS** | ($34,909) |

The accompanying notes are an integral part of these statements.

**MC Capital Markets, LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**December 31, 2015**

| | Member's Equity |
|---|---|
| Balance, January 1, 2015 | $ 49,120 |
| Net loss | (34,909) |
| Contributions | $15,000 |
| Balance, December 31, 2015 | $ 29,281 |

The accompanying notes are an integral part of these statements.

**MC Capital Markets, LLC**
**STATEMENT OF CASH FLOWS**
**December 31, 2015**

| | |
|---|---|
| Cash flows from operating activities | |
| Net loss | ($34,909) |
| Bad debts | 10,000 |
| Adjustment to reconcile net loss to net cash provided by operating activities | |
| Decrease in accounts receivable | 30,000 |
| Net cash provided by operating activities | 5,091 |
| Cash flows from financing activities | |
| Member's contributions | 15,000 |
| Net cash provided by financing activities | 15,000 |
| Net increase in cash and cash equivalents | 20,091 |
| Cash and cash equivalents at beginning of year | 9,190 |
| Cash and cash equivalents at end of year | $ 29,281 |

The accompanying notes are an integral part of these statements.

**MC Capital Markets, LLC**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2015**

## NOTE A - ORGANIZATION

MC Capital Markets, LLC (the "Company") is a Delaware Limited Liability Company that was organized on February 7, 2011, and received its initial capital contribution on February 29, 2012. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company commenced operations when it received FINRA membership approval on November 7, 2012. The Company acts as an investment banker engaging in private placements.

## NOTE B - SIGNIFICANT ACCOUNTING POLICIES

***Revenue Recognition***

Securities transactions and the related commission income and expense are recorded on the trade date or the date in which they were incurred. Underwriting and consulting fees are recorded when services have been performed and the fees are determinable and collectible under the agreement.

***Income Taxes***

The Company is a single member LLC whose sole member is McNally Capital, LLC (the "Parent"). For federal and Illinois income tax purposes the Company is considered a disregarded entity and its income and expense is reported directly on the federal and Illinois partnership return of the Parent. Neither the Company nor the Parent are subject to federal or Illinois income tax.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. The Company applied this accounting policy to the 2013, 2014 and 2015 tax positions, all open tax years. For tax positions not meeting the more likely than not test, no tax benefit is recorded. As of December 31, 2015, the Company had no material unrecognized federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. The Company did not have any material amounts accrued for interest and penalties at December 31, 2015. Interest or penalties on income taxes, if incurred, are recognized on the statement of operations in other expenses.

***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Cash***

The Company is exposed to concentrations of credit risk. The Company maintains its cash in a bank deposit account at a financial institution where the total cash balance is insured by the Federal Deposit Insurance

Company (FDIC) up to $250,000 per depositor, per bank. At times, the Company may maintain balances in excess of FDIC limits. The Company monitors these credit risks at financial institutions and has not experienced any losses related to these risks.

## NOTE C - RELATED-PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with the Parent. Under the agreement, the Parent will pay the following expenses relating to the Company: rent, utilities, salaries, computer hardware costs and software license fees for technology utilized by the Broker-Dealer, phone and other telecommunications costs and such other expenses as may be agreed from time to time.

The Company will pay expenses directly relating to its brokerage activities, including, all charges incurred under any escrow agreements it maintains in connection with securities transactions, all registration and continuing education fees, accounting and legal fees, audit fees, taxes, commissions payable to registered representatives, and all other charges incurred directly relating to the brokerage activities. To the extent the Parent pays salaries and related expenses for registered persons and such payments relate to the services provided by such persons to the Company, the Parent will treat such payments as a capital contribution to the Company. Consulting fees relating to services provided by registered principals associated with the Company paid by the Parent shall also be recorded as a capital contribution of the Parent to Company.

During the year ended December 31, 2015 there were no material expenses incurred by the Parent relating to the Company under this agreement.

## NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the Rule). Under the Rule, the Company is required to maintain net capital equivalent to $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

At December 31, 2015, the Company had net capital of $29,281, which was $24,281 in excess of its $5,000 required minimum net capital. The ratio of aggregate indebtedness to total net capital was 0-to-1 at December 31, 2015.

SUPPLEMENTARY INFORMATION

**MC Capital Markets, LLC**
**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934**
**December 31, 2015** **Schedule I**

| | |
|---|---|
| Net capital | |
| Member's equity per statement of financial condition | $29,281 |
| Less non-allowable assets | |
| Accounts receivable | 0 |
| Total adjustments | 0 |
| Net capital | 29,281 |
| Net capital requirement | |
| (The greater of 6-2/3% of aggregate indebtedness or $5,000) | 5,000 |
| Excess net capital | $24,281 |
| Ratio of aggregate indebtedness to net capital | 0% |
| Aggregate indebtedness | $ - |

**MC Capital Markets, LLC**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934**
**December 31, 2015** **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

**MC Capital Markets, LLC**
**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934**
**December 31, 2015** **Schedule III**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

MC Capital Markets, LLC

Exemption Report

For the period from January 1, 2015 to December 31, 2015

We as members of management of MC Capital Markets, LLC, (the "Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: *(2)(i)* (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: *(2)(i)* (the "exemption provisions") and (2) we met the identified exemption provisions from January 1, 2015 to December 31, 2015 without exception.

January 21, 2016

John P. Rompon, Managing Partner
MC Capital Markets, LLC

Date

MARCUM
ACCOUNTANTS & ADVISORS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MC Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which MC Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) MC Capital, LLC stated that MC Capital, LLC met the identified exemption provision throughout the most recent fiscal year without exception. MC Capital, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MC Capital, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, IL
February 16, 2016

MARCUMGROUP
MEMBER

Marcum LLP ▪ 111 S. Pfingsten Road ▪ Suite 300 ▪ Deerfield, Illinois 60015 ▪ Phone 847.282.6300 ▪ Fax 847.282.6301 ▪ www.marcumllp.com

MC Capital Markets, LLC
190 South LaSalle, Suite 3250
Chicago, IL 60603

February 16, 2016

Marcum LLP
Accountants & Advisors
Deerfield, Illinois

We are providing this letter in connection with your audit of the financial statements of MC Capital, LLC (the "Company") as of December 31, 2015 and for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the statement of financial condition and the related statements of operations, changes in member's equity and cash flows of MC Capital, LLC pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud. We confirm that we are responsible for the fair presentation in the financial statements of the statement of financial condition and the related statements of operations, changes in member's equity and cash flows in conformity with GAAP.

Certain representations in this letter are described as being limited to matters that are material. Notwithstanding this, items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, the following representations made to you during your audit.

1. We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated November 13, 2015 including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

2. The financial statements referred to above are fairly presented in conformity with GAAP, which is an appropriate financial reporting framework. We attest to the completeness and truthfulness of the representations and disclosures made to you during the course of your work, including those related to our financial accounting, internal controls, and our reporting requirements.

3. We have made available to you all:

    a. relevant information and access, as agreed upon in the terms of the audit engagement, and that all transactions have been recorded and are reflected in the financial statements.

    b. minutes of the meetings of stockholders, directors and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared. The last such meeting was held December 18, 2015.

4. There have been no communications from regulatory agencies, such as the Securities and Exchange Commission (SEC) or the Internal Revenue Service, or inquiries from any governmental or regulatory bodies concerning potential noncompliance with, or deficiencies in, financial reporting practices or any other matters that could have an adverse effect on our operations or material adverse effect on the financial statements.

5. We have considered the effects of both current year and prior year's unadjusted financial statement misstatements brought to our attention (summarized in the accompanying Attachment A) when quantifying misstatements in current year financial statements for purposes of determining whether the current years financial statements are materially misstated. We considered both the "iron curtain" and "rollover" approaches to quantifying a current year's misstatement for purposes of determining its materiality. We have concluded that unadjusted misstatements are not material, both individually and in the aggregate, to the financial statements taken as a whole. This representation is limited to the summary of unadjusted misstatements included as an attachment to this letter.

6. There are no significant deficiencies, including material weaknesses, in the design or operation of internal controls, which could adversely affect the Company's ability to record, process, summarize, report financial data and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).

7. We acknowledge our responsibility for adopting sound accounting policies, the design, implementation, and maintenance of internal control to prevent and detect fraud, and as such internal control relates to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

8. We have disclosed to you if we are aware of any risks that the financial statements may be materially misstated as a result of fraud.

9. We have not received any communications, nor do we have knowledge of any fraud, allegations of fraud or suspected fraud affecting the entity involving:

    a. management

    b. employees who have significant roles in internal control, or

c. others, including former employees, analysts, regulators, or short-sellers where the fraud could have a material effect on the financial statements

10. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

11. The following have been properly recorded or disclosed in the financial statements:

    a. related party transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements and guarantees

12. We have identified all accounting estimates that could be material to the financial statements, including the key factors and significant assumptions underlying those estimates, and we believe the estimates are reasonable in the circumstances. There are no such estimates that may be subject to a material change in the near term that have not been properly disclosed in the financial statements.

13. We have evaluated our tax positions in accordance with ASC 740 "Income Taxes". Specifically, we have determined whether our tax positions would be sustained upon examination, including resolution of any related appeals or litigation, based on the technical merits of the positions (assuming the taxing authority has full knowledge of all information) based upon a "more-likely-than-not" (MLTN) threshold. If this threshold is not met, none of the tax benefit provided by the position is reflected in the financial statements. For a tax position that meets the MLTN recognition threshold, the benefit is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Additionally, related interest and penalties, if any, have been recorded in accordance with ASC 740 "Income Taxes".

14. We have no knowledge of concentrations existing at the date of the financial statements that make the Company vulnerable to the risk of a near-term severe impact that have not been properly disclosed in the financial statements. We understand that concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year. We understand that *near-term* means the period within one year of the date of the financial statements.

15. There are no:

    a. Instances of noncompliance or suspected noncompliance with laws and regulations whose effects should be considered for disclosure in the financial statements, as a basis for recording a loss contingency, or otherwise considered when preparing the financial statements.

    b. other liabilities or gain or loss contingencies that are required to be accrued or disclosed by ASC 450 "Contingencies" (formerly SFAS 5).

    c. material transactions that have not been properly recorded in the accounting records underlying the financial statements.

16. We are not aware of any pending or threatened litigation, claims or assessments or unasserted claims that are required to be accrued or disclosed in accordance with ASC 450 "Contingencies" (formerly SFAS 5), we have not consulted a lawyer concerning litigation, claims or assessments.

17. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged, except as disclosed in the financial statements.

18. There are no financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk that are required to be recorded or disclosed in the financial statements.

19. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

20. We have no outstanding past due share of the accounting support fee assessed by the Public Company Accounting Oversight Board pursuant to Rule 7101.

21. There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.

22. There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

23. The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.

24. We understand and acknowledge our responsibility for the fair presentation of the supplementary information in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the supplementary information, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the supplementary information have not changed from those used in the prior period. The form and content of supplementary information complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.

25. There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2015 or through February16, 2016.

26. There are no capital withdrawals anticipated within the next six months other than in the

ordinary course of business.

27. We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:

    a. Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.

    b. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

    We believe that our practices and procedures were adequate at December 31, 2015 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2015.

28. We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, as described in our Exemption Report, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

29. The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2015 and through February 16, 2016.

30. Net capital computations prepared by us during the period January 1, 2015 through February 16, 2016 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.

31. We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(a)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

MC Capital, LLC

John Rompon
On behalf of McNally Capital, LLC, Sole Member

February 16, 2016